Mail Stop 3561

      June 19, 2006


Geri Brewster, Esq.
c/o Toyota Financial Services
19001 South Western Avenue
Torrance, California  90509

      Re:	Toyota Motor Credit Corporation
      	Toyota Auto Finance Receivables LLC
      	Registration Statement on Form S-3
      	File No. 333-134443
      	Filed May 24, 2006

Dear Ms. Brewster,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectus and the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

General

5 Please add bracketed language in the prospectus supplement to provide form of disclosure responsive to Items 1114(b), 1115(a)(4)and
1115(b) of Regulation AB.

Cover

6 When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise the disclosure in the box on the cover page to state that that the notes will be obligations of the "issuing entity" rather the "trust." Refer to 1102(d) of Regulation AB.

Credit and Cash Flow Enhancements, page 7

7. Please revise to either delete or specify the references to "other agreements or arrangement providing for other third party payments or other support." Revise page 61 accordingly.

Delinquencies, Repossessions and Net Losses, page 38

8. We note that delinquent assets may be included in an asset pool.
Please revise to include bracketed disclosure illustrating the delinquency information you would provide, as applicable. See Items
1111(c) and 1100(b)(1) of Regulation AB.  You may also refer to
Section 1.01 of Regulation AB Telephone Interpretations available on our website. Additionally, please confirm that delinquent assets will comprise less than 20% of each asset pool.

Static Pools, page S-41

9. We are unable to locate Appendix A. We suggest explicitly incorporating the appendices into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Use of Proceeds, page S-41

10. We note your reference to "net proceeds." Please disclose the amount of expenses payable from offering proceeds. Refer to Item
1107(j) of Regulation AB.

Base Prospectus

Indexed Securities, page 44

11. We note that the Indexed Securities may have payment determined by reference to indices including commodities and specified stocks.
Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation
AB and the discussion of the definition of asset-backed security in
Section III.A.2 in SEC Release No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB.

12. In addition, please revise the base prospectus to specify all the indices that may be applicable to any class of securities.

Credit and Cash Flow Enhancements, page 61

13. Please delete the phrase "such other arrangements as may be described in the related prospectus supplement." The base prospectus should specifically describe all structural features of the securities. Please delete this and any other language that indicates additional credit enhancements may be added in the prospectus supplements. In addition, revise the base prospectus to provide a description of all credit enhancements. Refer to Item 1114 of Regulation AB.

TMCC Demand Notes, page 69

14. You indicate that the characteristics of the Demand Notes may differ from the disclosure in this section of the base prospectus. Please note that the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Please revise the base prospectus to disclose all assets and structural features that you reasonably contemplate including in the ABS offering.

 Exhibits

15. When available, please provide us with a copy of your updated servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3315.


								Sincerely,


								Hanna T. Teshome
								Special Counsel


cc:	Via Facsimile
	Reed D. Auerbach, Esq.
	McKee Nelson LLP
	(917) 777-4299





Toyota Motor Credit Corporation
Toyota Auto Finance Receivables LLC
June 19, 2006
Page 1